                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             DEL MONTE FOODS COMPANY
             (Exact name of registrant as specified in its charter)

                    Delaware                             13-3542950
    (State of incorporation or organization)          (I.R.S. employer
                                                    identification no.)

           One Market @ The Landmark
           San Francisco, California                       94105
      (Address of principal executive offices)            (Zip code)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. / /

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. /X/

Securities Act registration statement file number to which this form relates:
Not Applicable

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       Title of each class               Name of each exchange on which
       to be so registered               each class is to be registered
       -------------------               ------------------------------
          Not Applicable                         Not Applicable

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

  Rights to Purchase Series B Preferred Stock, par value $0.01 per share
                             (Title of class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      On June 12, 2002, the Board of Directors of Del Monte Foods Company (the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $0.01 per share, of the Company (the "Common Shares"). The dividend is payable on June 12, 2002 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

      The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement (the "Rights Agreement") dated as of June 12, 2002 by and between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

      1.    COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

      Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares also shall represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

      2.    DISTRIBUTION DATE

      The "Distribution Date" is the earliest of (a) the tenth business day following the date of the first public announcement that any person (other than (i) the Company, (ii) TPG Partners, L.P. and TPG Parallel I, L.P. and any of their affiliates or associates, (iii) H.J. Heinz Company or SKF Foods Inc., if either person would not otherwise be a 15% Stockholder (as defined below) but for the execution, delivery and performance of the Agreement and Plan of Merger among H.J. Heinz Company, SKF Foods Inc., the Company and Del Monte Corporation (the "Merger Agreement") and of any voting agreement contemplated thereby, and
(iv) certain additional exceptions) has become the beneficial owner of 15% or more of the then outstanding Voting Shares (such person is a "15% Stockholder" and the date of such public announcement is the "15% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date that a tender or exchange offer by any Person, other than an Exempt Person, is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, if, assuming the successful consummation thereof, such Person would be a 15% Stockholder, (c) the first date, on or after the 15% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Voting Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Voting Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that Voting Shares issuable upon the exercise of such securities shall not be deemed outstanding for the purpose of calculating the percentage of Voting Shares that are beneficially owned by any other person.

      Upon the close of business of the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

      No Person who is the Beneficial Owner of 15% or more of the outstanding Voting Shares as of June 12, 2002 shall be deemed a 15% Stockholder unless or until such Person shall acquire, without the prior approval of the Board of Directors, Beneficial Ownership of an additional 1% of the Voting Shares then outstanding and, following such acquisition, is the Beneficial Owner of more than 15% of the Voting Shares then outstanding. In addition, any Person (a "Transferee") who purchases Voting Shares from such Person shall not be deemed a 15% Stockholder if, after giving effect to such acquisition, such Transferee holds no more than the sum of the Voting Shares so acquired plus 1% of the Voting Shares then outstanding.

      3.    ISSUANCE OF RIGHT CERTIFICATES

      As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

      4.    EXPIRATION OF RIGHTS

      The Rights shall expire on June 12, 2003 (the "Expiration Date"), unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years from the date they separate.

      5.    EXERCISE OF RIGHTS

      Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

            (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-ten thousandth of a share of Series B Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares"), at an exercise price of $45.00 (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of

Series B Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $.25 per share ($1.00 per annum) or (ii) subject to adjustment, 10,000 times the aggregate per share amount of all dividends or other distributions declared on the Common Stock since the last quarterly dividend payment. In the event of liquidation, no distribution shall be made to:
(i) the holders of shares of stock ranking junior to the Series B Preferred Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received the greater of (A) $10,000.00 per share ($1.00 per one one-ten thousandth of a share), plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (B) an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 10,000 times the aggregate amount to be distributed per share of Common Stock to holders thereof; or (ii) the holders of shares of stock ranking on a parity with the Series B Preferred Stock, except distributions made ratably on the Series B Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled. Each Preferred Share has 10,000 votes per share (one vote per one one-ten thousandth of a share) on all matters submitted to a vote of the stockholders of the Corporation. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 10,000 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-ten thousandth of a Preferred Share should approximate the value of one Common Share.

            (b) Right to Purchase Common Shares of the Company. From and after the close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price, Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

            (c) Right to Purchase Common Stock of a Successor Corporation. If, on or after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price, shares of common stock of the surviving corporation or purchaser, respectively (the "Surviving Person"), with an aggregate market value equal to two times the Exercise Price.

      6.    ADJUSTMENTS TO PREVENT DILUTION

      The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

      7.    CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

      No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-ten thousandth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, a payment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

      8.    REDEMPTION

      At any time prior to the earlier of (a) the tenth business day following the 15% Ownership Date or (b) the first event of the type giving rise to exercise rights under Section 5(c) above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action being the "Redemption Date"), the only right of the holders of Rights shall be to receive the Redemption Price.

      9.    EXCHANGE

      At any time during the 180 day period following the 15% Ownership Date, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-ten thousandths of Preferred Shares, debt securities of the Company, other property or any combination of the foregoing, which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights shall be to receive the securities so designated by the Board of Directors in accordance with the Exchange Ratio.

      10.   NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

      11.   AMENDMENT OF RIGHTS AGREEMENT

      The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not the supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that (i) from and after the earliest of (a) the tenth business day following the 15% Ownership Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above or (c) the Redemption Date, the Rights Agreement cannot be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder or a Surviving Person; and (ii) following the execution date of the Merger Agreement and prior to the earlier of the effectiveness of the merger provided for therein (the "Merger") or the termination of the Merger Agreement, the

Company shall not amend, modify or waive any provision of the Rights Agreement, or take any action to redeem the Rights or render the Rights inapplicable to any transaction other than the Merger and the transactions contemplated by the Voting Agreement entered into in connection with the Merger Agreement unless, and only to the extent that: (a) the Company is required to do so by order of a court of competent jurisdiction or (b) the Board of Directors determines in its good faith judgment, after receipt of advice of counsel, that, in light of a Superior Proposal (as defined in the Merger Agreement), it is required to so amend, modify or terminate the Rights Agreement in order to comply with the Board of Directors' fiduciary obligations to the Company stockholders under applicable law.

ITEM 2.  EXHIBITS.



  EXHIBIT
   NUMBER                        DESCRIPTION
  -------                        -----------

     1.      Rights Agreement, dated as of June 12, 2002, between Del Monte
             Foods Company and the Bank of New York, as Rights Agent, which includes as Exhibit A, the Form of Right Certificate, Form of
             Assignment and Form off election to Purchase, and as Exhibit B, the Summary of the Rights.

     2.      Certificate of Designations of Series B Preferred
             Stock.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:  June 13, 2002                 DEL MONTE FOODS COMPANY

                                    By:  /s/ David L. Meyers
                                         ---------------------------------------
                                         Name:  David L. Meyers
                                         Title: Executive Vice President,
                                                Administration and Chief
                                                Financial Officer